UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. ___)*

                          MANAGED CARE SOLUTIONS, INC.
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                  561906108
                                 (CUSIP Number)

                            HOLLYBANK INVESTMENTS, LP
                                  PO BOX 190240
                           MIAMI BEACH, FLORIDA 33119
                                (617) 310-5110
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                                 JUNE 23, 1999(1)
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ( ).

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
------------
(1) Hollybank Investments LP and Dorsey R. Gardner have previously filed a timely Schedule 13G. This Schedule 13D is being filed to bring Hollybank Investments, LP, Thistle Investments LLC and Dorsey R. Gardner under the current filing regime.

SCHEDULE 13D
CUSIP No. 561906108                                           PAGE 2 OF 10 PAGES


--------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

              Hollybank Investments, LP
--------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)   ( )
                                                                    (b)   (X)
--------------------------------------------------------------------------------
3             SEC USE ONLY

--------------------------------------------------------------------------------
4             SOURCE OF FUNDS*
              00
--------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                      ( )
--------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
--------------------------------------------------------------------------------
NUMBER OF     7         SOLE VOTING POWER
SHARES                  607,947
BENEFICIALLY
OWNED BY
              ------------------------------------------------------------------
EACH          8         SHARED VOTING POWER
REPORTING               None
PERSON WITH
              ------------------------------------------------------------------
              9         SOLE DISPOSITIVE POWER
                        607,947
              ------------------------------------------------------------------
              10        SHARED DISPOSITIVE POWER
                        None
--------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              607,947
--------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*
                        ( )
--------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              12.8%
--------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*
              PN

--------------------------------------------------------------------------------

                           *SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP No. 561906108                                           PAGE 3 OF 10 PAGES


--------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

              Thistle Investments LLC
--------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)   ( )
                                                                   (b)   (X)
--------------------------------------------------------------------------------
3             SEC USE ONLY

--------------------------------------------------------------------------------
4             SOURCE OF FUNDS*
              00
--------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)               ( )
--------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
--------------------------------------------------------------------------------
NUMBER OF     7         SOLE VOTING POWER
SHARES                  21,500
BENEFICIALLY
OWNED BY
              ------------------------------------------------------------------
EACH          8         SHARED VOTING POWER
REPORTING               None
PERSON WITH
              ------------------------------------------------------------------
              9         SOLE DISPOSITIVE POWER
                        21,500
              ------------------------------------------------------------------
              10        SHARED DISPOSITIVE POWER
                        None

--------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              21,500
--------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*
                        ( )
--------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              0.45%
--------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*
              PN

--------------------------------------------------------------------------------

                           *SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP No. 561906108                                           PAGE 4 OF 10 PAGES


--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Dorsey R. Gardner
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) ( )
                                                                    (b) (X)

--------------------------------------------------------------------------------
3            SEC USE ONLY

--------------------------------------------------------------------------------
4            SOURCE OF FUNDS*
             00
--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO  ITEMS 2(d) or  2(e)             ( )
--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
--------------------------------------------------------------------------------
             7        SOLE VOTING POWER
NUMBER OF             115,000(XX)
SHARES                (XX) Please refer to Item 5, page 5 for disclaimer of
BENEFICIALLY               beneficial ownership
             -------------------------------------------------------------------
OWNED BY     8        SHARED VOTING POWER
EACH                  None
REPORTING
PERSON WITH
             -------------------------------------------------------------------
             9        SOLE DISPOSITIVE POWER
                      115,000(XX)
                      (XX) Please refer  to Item  5,  page 5 for  disclaimer  of beneficial ownership
             -------------------------------------------------------------------
             10       SHARED DISPOSITIVE POWER
                      None
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             115,000(XX)

             (XX) Please refer to Item 5, page 5 for  disclaimer  of  beneficial ownership
--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*            (X)
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             2.4%(XX)

             (XX) Please refer to Item 5, page 5 for disclaimer of beneficial ownership
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*
             IN
--------------------------------------------------------------------------------

SCHEDULE 13D
CUSIP No. 561906108                                           PAGE 5 OF 10 PAGES

             *SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP No. 561906108                                           PAGE 6 OF 10 PAGES


ITEM 1.  SECURITY AND ISSUER.

      The title of the class of equity securities to which this statement relates is the Common Stock, par value $0.01 per share (the "Shares"), of Managed Care Solutions, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive office is 7600 North 16th Street, Suite 150, Phoenix, Arizona 85020.

ITEM 2.  IDENTITY AND BACKGROUND

      The persons filing this Statement are Hollybank Investments, LP, a Delaware limited Partnership ("LP"), Thistle Investments LLC, a Delaware limited liability company ("LLC") and Dorsey R. Gardner, the general partner of LP and managing member of LLC ("Gardner"). The business address of Gardner, LP and LLC is P.O. Box 190240, Miami Beach, Florida 33119. LP was formed on January 14, 1994, and is authorized to conduct any business which may be legally conducted by a limited partnerhsip under the laws of Delaware. LLC was organized on January 21, 1999 and is authorized to conduct any business which may be legally conducted by a limited liability company under the laws of Delaware. As of the date hereof, the sole business of each LP and LLC is securities investment. During the last five years, neither Gardner, LP nor LLC has been convicted in a criminal proceeding (excluding traffic violations and similar misdemenaors), nor has Gardner, LP or LLC been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Gardner, LP or LLC was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      This statement relates  specifically to the following  transactions in the
Shares: LP's March 25, 1998 purchase of 5,000 Shares at a per share price of $6.55; LP's March 26, 1999 purchase of 12,200 Shares at a per share price of $6.55; LP's March 27, 1998 purchase of 2,000 Shares at a per share price of $6.55; LP's April 2, 1999 purchase of 3,000 shares at a per share price of $6.56; LP's April 3, 1999 purchase of 5,000 Shares at a per share price of $6.56. LLC's February 8, 1999 purchase of 3,000 Shares at a per share price of $4.11; LLC's February 11, 1999 purchase of 600 Shares at a per share price of $4.11; LLC's February 22, 1999 purchase of 5,000 Shares at a per share price of $4.36; LLC's February 23, 1999 purchase of 2,500 Shares at a per share price of 4.36; LLC's March 3, 1999 purchase of 4,000 Shares at a per share price of $4.36; LLC's March 8, 1999 purchase of 2,900 Shares at a per share price of 4.43; LLC's March 9, 1999 purchase of 2,000 Shares at a per share price of $4.43; LLC's March 11, 1999 purchase of 1,500 Shares at a per share price of $4.36. These purchases were NASDAQ trades. These purchases, when aggregated with Gardner's and LP's previously purchased Shares, gave Gardner deemed beneficial ownership of 744,447 of the outstanding Shares. LP and LLC used their respective working capital for these purchases and every other purchase, while Gardner used his personal funds for his purchases.

SCHEDULE 13D
CUSIP No. 561906108                                           PAGE 7 OF 10 PAGES


ITEM 4.  PURPOSE OF TRANSACTION.

      LP, LLC and Gardner have acquired their respective shares strictly for the purpose of equity security investment. Neither LP, LLC nor Gardner has any present plans or proposals which would relate to or result in:

      (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

      (b)  An   extraordinary   corporate   transaction,   such  as  a   merger,
reorganization or liquidation, involving the Company or any of its subsidiaries;

      (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

      (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

      (e) Any material change in the present capitalization or dividend policy of the Company;

      (f) Any other material change in the Company's business or corporate structure;

      (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

            (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

      (j) Any action similar to any of those enumerated above.

      LP and  Gardner  have  previously  filed a  Schedule  13G with the SEC.  A
Schedule 13D is being filed because Gardner's total purchases exceed one percent of the Company's outstanding Shares.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      (a)(i) As of the date of this Statement, LP is the beneficial owner of 607,947 Shares (approximately 12.8% of the 4,767,000 outstanding Shares on February 28, 1999, based on information provided in the Company's most recent

SCHEDULE 13D
CUSIP No. 561906108                                           PAGE 8 OF 10 PAGES


Quarterly Report on Form 10Q filed April 14, 1999). Gardner, as general partner of LP, may be deemed to beneficially own Shares beneficially owned by LP. Except to the extent of his interest as a limited partner in LP, Gardner expressly disclaims such beneficial ownership and the filing of this statement shall not be construed as an admission that Gardner is the beneficial owner of the Shares owned by LP and covered by this Statement.

      (ii) As of the date of this Statement, LLC is the beneficial owner of 21,500 Shares (approximately 0.45% of the 4,767,000 outstanding Shares on February 28, 1999, based on information provided in the Company's most recent Quarterly Report on Form 100 filed April 14, 1999). Gardner, as managing member of LLC, may be deemed to beneficially own Shares beneficially owned by LLC. Except to the extent of his interest as a member in LLC, Gardner expressly disclaims such beneficial ownership and the filing of this statement shall not be construed as an admission that Gardner is the beneficial owner of the Shares owned by LLC and covered by this Statement.

      (iii) As of the date of this Statement, Gardner beneficially owns 115,000 Shares (approximately 2.4% of the 4,767,000 outstanding Shares as on February 28, 1999, based on information provided in the Company's most recent Quarterly Report on Form 10Q filed April 14, 1999). Except to the extent of his interest as a limited partner in LP and member of LLC, Gardner expressly disclaims beneficial ownership of any Shares which may be beneficially owned by LP and LLC, and the filing of this statement shall not be construed as an admission that Gardner is the beneficial owner of such Shares.

      (b) LP has sole voting power and sole investment power with respect to the Shares reported in (a)(i) above. LLC has the sole voting power and sole investment power with respect to the shares reported in (a)(ii) above. Gardner has sole voting power and sole investment power with respect to the Shares listed in (a)(iii) above.

      (c)(i) LP has, during the past 60 days, not effected any Share transactions.

          (ii) LLC has, during the past 60 days, not effected any Share transactions.

          (iii) Gardner has, during the past 60 days, not effected any Share transactions.

      (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Shares reported on this Statement.

ITEM  6.  CONTRACTS,   ARRANGEMENTS,   UNDERSTANDINGS  OR  RELATIONSHIPS  WITH
RESPECT TO SECURITIES OF THE ISSUER.

      There are no contracts, arrangement, understandings or relationships (legal or otherwise) between LP, LLC or Gardner and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

SCHEDULE 13D
CUSIP No. 561906108                                           PAGE 9 OF 10 PAGES


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

      The following document is filed herewith as an exhibit to this statement:

      (a)   Joint Filing Agreement
      (b)   Power of Attorney



                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    HOLLYBANK INVESTMENTS, LP


                                    By: /s/ Timothy G. Caffrey
                                        ----------------------
                                            Timothy G. Caffrey
                                            General Partner



                                    THISTLE INVESTMENTS LLC


                                    By: /s/ Timothy G. Caffrey
                                        ----------------------
                                            Timothy G. Caffrey
                                            Managing Member

                                       /s/ Timothy G. Caffrey
                                       --------------------------
                                           Dorsey R. Gardner
                                    By:    Timothy G. Caffrey, Attorney-in-Fact


Date:  June 23, 1999

SCHEDULE 13D
CUSIP No. 561906108                                          PAGE 10 OF 10 PAGES
                                  SCHEDULE 13D





                                  EXHIBIT INDEX


99.1 Joint Filing Agreement

99.2 Power of Attorney

 SCHEDULE 13D
 CUSIP No. 255860108                                         PAGE 10 OF 10 PAGES



BO-102524.01
                                  Exhibit 99.1


                                    AGREEMENT


      Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D (or any amendment thereof) need be filed on their behalf with respect to the beneficial ownership of any equity securities of Managed Care Solutions, Inc. or any subsequent acquisitions or disposition of equity securities of Managed Care Solutions, Inc. by any of the undersigned.


Date:  June 23, 1999

                                    HOLLYBANK INVESTMENTS, LP


                                    By: /s/ Timothy G. Caffrey
                                        ----------------------
                                            Timothy G. Caffrey
                                            General Partner



                                    THISTLE INVESTMENTS LLC


                                    By: /s/ Timothy G. Caffrey
                                        ----------------------
                                            Timothy G. Caffrey
                                            Managing Member

                                       /s/ Timothy G. Caffrey
                                       ----------------------
                                           Dorsey R. Gardner
                                    By:    Timothy G. Caffrey, Attorney-in-Fact

                                  EXHIBIT 99.2


                                POWER OF ATTORNEY

      Know all by these presents, that the undersigned hereby constitutes and appoints Timothy G. Caffrey, the undersigned's true and lawful attorney-in-fact to:

     (1) execute for and on behalf of the undersigned, in each the undersigned's individual capacity, as a general partner by Hollybank Investments, LP ("LP") and as a managing member of Thistle Investments LLC ("LLC"),
         Schedule 13D and any amendments thereto in accordance with Section 13(d) of the Securities Exchange Act of 1934 and the rules thereunder;

     (2) do and perform any and all act for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such
         Schedule 13D and any amendments thereto and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

     (3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

      The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is LP or LLC assuming, any of the undersigned's responsibilities to comply with Section 13 of the Securities Exchange Act of 1934.

      This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Schedule 13D and any amendments thereto with respect to the undersigned's holdings of and transactions in securities issued by LP and LLC, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

      IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 23rd day of June, 1999.

                                                /s/ Dorsey R. Gardner
                                                ---------------------
                                                      Signature


                                                Dorsey R. Gardner,
                                                individually and as General
                                                Partner of Hollybank
                                                Investments, LP and Managing
                                                Member of Thistle Investments
                                                LLC



                                       2